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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                              PivX Solutions, Inc.
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                                (Name of Issuer)

                          $0.001 par value common stock
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                         (Title of Class of Securities)

                                   0001323574
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                                 (CUSIP Number)

                                 Scott D. Olson
                            23 Corporate Plaza, #280
                             Newport Beach, CA 92660
                                 (949) 999-1675
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 4, 2005
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             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.

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1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Lotus Fund, Inc.   IRS Identification No. 201674268

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2.   Check the Appropriate Box If a Member of a Group (See Instructions) (a) [_]
     (b)  [_]
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3.   SEC Use Only

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4. Source of Funds (See Instructions)

WC

--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

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6.   Citizenship or Place of Organization

State of Washington

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               7.   Sole Voting Power
  NUMBER OF         10,479,171
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           10,479,171
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

10,479,171
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

41%
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14. Type of Reporting Person (See Instructions)

CO
--------------------------------------------------------------------------------


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ITEM 1. SECURITY AND ISSUER

This statement relates to shares of Common Stock (the "Stock"), par value $0.001, of PivX Solutions, Inc. ("PivX" or the "issuer"). The principal executive office of PivX is 23 Corporate Plaza, #280, Newport Beach, California 92660 - telephone (949) 999-1600.

ITEM 2. IDENTITY AND BACKGROUND

The person filing this statement provides the following information:

(a) name: Lotus Fund, Inc.

(b) state or other place of its organization: Washington

(c) principal business: Equity investment.

(d) address of its principal office: 300 South Grand Ave., 14th Floor, Los Angeles, CA 90071

(e) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case: none.

(f) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws: none.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person acquired the shares of the Issuer's Common Stock with working capital in a series of private transactions and on the public market. The warrant shares were acquired from a previous consulting agreement with the issuer was terminated. While there is no present intention to acquire any additional shares, the Reporting Person may participate in private and market transactions.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of the transaction reported herein was to acquire shares in the Issuer.

As a result of the transaction and the resulting change in control of the issuer, the co-founders of the issuer, Robert Shively and Geoff Shively resigned from their positions at the company and as Directors. Three new members were elected to fill vacancies on the Board: Michael Barker, Tydus Richards and William Davenport. There currently exists six Board members and one vacancy.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The beneficial ownership of the Stock of the persons named in Item 2 of this statement at the date hereof is as follows:

================================================================================
                   AGGREGATE
                  BENEFICIALLY
                     OWNED
NAME                 NUMBER                   VOTING POWER     DISPOSITIVE POWER
================================================================================
                               PERCENT      SOLE     SHARED     SOLE     SHARED
--------------------------------------------------------------------------------
Lotus Fund, Inc.  10,479,171*    41%     10,479,171          10,479,171

* The aggregate number includes a warrant to purchase 400,000 shares with an exercise price of $1.25, and a warrant to purchase 400,000 shares at $1.55.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 13, 2005
--------------
Date


/s/ Tydus Richards
-----------------------------
Signature


Tydus Richards, Managing Director, Lotus Fund, Inc.
---------------------------------------------------
Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.